

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THE SALE OF KARLOVACKA

(Santiago, April 1th, 2003) CCU (NYSE: CU) informs the sale of its stake in the Croatian brewery Karlovacka Pivovara d.d. (Karlovacka).

Yesterday, CCU's 50%-owned subsidiary Southern Breweries Establishment (SBE) sold its 68.8% interest in the Croatian brewery Karlovacka to Heineken for €82.5 million. This transaction generated to CCU an extraordinary net gain of approximately Ch$19,700 million that will be recognized during the first quarter of 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer, the leader in the bottled nectar category in Chile and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.